EXHIBIT 99.1

Canagold Mobilizes Drill Crews and Restarts Resource Expansion Drilling at the New Polaris Project

VANCOUVER, BC / ACCESSWIRE / August 18, 2022 / Canagold Resources Ltd. (TSX:CCM, OTC-QB:CRCUF, Frankfurt:CANA) (the "Company" or "Canagold"), is pleased to announce that, in line with its stated intentions of accelerating the advancement of the property towards production, drill crews have been mobilized to site to restart drilling at the New Polaris Gold project, located in northern British Columbia.

The 8000 meters of drilling planned for 2022 is primarily targeting the shallower high-grade Y-vein system which consists of two parallel, steeply dipping veins striking north-south and located just north of the C-West Main vein.

This target provides an opportunity to define high grade resources at a shallow depth that could be accessed early in the mine life. High grade intercepts from previous drill holes in this area included 30.6 grams per tonne ("gpt") gold ("Au") over 3.2 m, 13.0 gpt Au over 6.8 m and 22.7 gpt Au over 8.0 m.

The 2022 drilling program is designed to upgrade the Y-vein resources from Inferred to Indicated category for inclusion in the upcoming feasibility study and to explore this vein system for extensions at depth.

"We are very pleased to honour our stated commitment to shareholders and quickly restart drilling at New Polaris," said Canagold CEO, Catalin Kilofliski. "The new Canagold Board and our management team are committed to accelerating and advancing the project as quickly as possible towards feasibility and permitting. The current drilling program will be following up on the Company's highly successful 30,000-metre, 54-drillhole program that ran from June 2021-March 2022. We are applying a strict geological rationale, as we seek to confirm and build out additional gold ounces."

*The New Polaris resource is provided in a preliminary economic assessment report which was prepared by Moose Mountain Technical Services in the format prescribed by NI43-101 Standards of Disclosure for Mineral Projects and filed on SEDAR April 18, 2019.

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Qualified Person

Garry Biles, P.Eng, President & COO for Canagold Resources Ltd, is the Qualified Person who reviewed and approved the contents of this news release.

About Canagold

Canagold Resources Ltd. is a growth-oriented gold exploration company focused on advancing the New Polaris Project through feasibility and permitting. Canagold is also seeking to grow its assets base through future acquisitions of additional advanced projects. Canagold has access to a team of technical experts that can help unlock significant value for all Canagold shareholders.

On behalf of the Board of Directors

"Catalin Kilofliski"

Catalin Kilofliski

Chief Executive Officer

For further information please contact:

Knox Henderson, VP Corporate Development

Toll Free: 1-877-684-9700; Tel: (604) 604-416-0337; Cell: (604) 551-2360

Email: knox@canagoldresources.com

Website: www.canagoldresources.com

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

SOURCE: Canagold Resources Ltd.

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